August 19, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Calidi Biotherapeutics, Inc.
Registration Statement on Form S-1
Filed August 15, 2025
File No. 333-289670

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the underwriters of the proposed public offering of securities of Calidi Biotherapeutics, Inc. (the “Company”), hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 9:00 a.m., Eastern Time, on Wednesday, August 20, 2025, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as representatives of the underwriters, wish to advise you that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

Ladenburg Thalmann & Co., Inc.

By:	/s/ Nicholas Stergis
Name:	Nicholas Stergis
Title:	Managing Director

cc:	Sheppard, Mullin, Richter & Hampton LLP
Sichenzia Ross Ference Carmel LLP